Exhibit 107

Calculation of Filing Fee Tables

Form S-1

(Form Type)

Kopin Corporation

(Exact Name of Registrant as Specified in its Charter)

Table 1: Newly Registered Securities

	Security Type	Security Class Title	Fee Calculation or Carry Forward Rule	Amount Registered	Proposed Maximum Offering Price Per Unit	Maximum Aggregate Offering Price	Fee Rate	Amount of Registration Fee
Fees to be Paid[1]	Equity	Common Stock, par value $0.01 per share	Other	19,545,950	$3.09	$60,396,985.50	$138.10 per $1,000,000	$8,340.83
Fees Previously Paid	—	—	—	—	—	—	—	—
	Total Offering Amounts					$60,396,985.50		$8,340.83
	Total Fees Previously Paid
	Total Fee Offsets
	Net Fee Due							$8,340.83

(1) Estimated solely for the purpose of calculating the registration fee pursuant to Rule 457(c) of the Securities Act. The proposed maximum offering price per share is estimated to be $3.09, based on the average of the high and low sales prices of the Common Stock as reported by the Nasdaq Capital Market on November 5, 2025.